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                            Delta Woodside Industries
                        --------------------------------
                               1999 Annual Report
                        --------------------------------

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Contents

Common Stock Market Prices and
 Dividends.............................Inside Front Cover
Selected Financial Data.................................1
Letter to Shareholders..................................2
Management's Discussion and
 Analysis.............................................3-7
Operations by Industry Segment..........................8
Report of KPMG LLP......................................9
Consolidated Financial
 Statements.........................................10-20
Corporate
 Directory..............................Inside Back Cover

Common Stock Market Prices and Dividends

     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank of North Carolina, Shareholder Services Group, Two First Union Center, Charlotte, North Carolina 28288-1154.

     The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape.

FISCAL QUARTERS:
                          1999                    1998
                  ---------------------    -------------------
                    High          Low       High         Low
                  --------     --------    ------      -------
First Quarter     $5 13/16     $3 3/8     $6 3/4       $5 5/16
----------------- --------     --------    ------      -------
Second Quarter     6 1/4        3 15/16    6 5/16       4 3/4
----------------- --------     --------    ------      -------
Third Quarter      7 1/4        4 9/16     5 9/16       4 5/16
----------------- --------     --------    ------      -------
Fourth Quarter     7 1/4        4 13/16    6 3/8        4 7/8
----------------- --------     --------    ------      -------


     Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. The fiscal year 1999 was a fifty-three week year. The fiscal 1998 and 1997 years were fifty-two week years.
     As of September 17, 1999 there were approximately 2,523 holders of record of the Company's Common Stock.
     During fiscal 1999 and 1998, the Company paid quarterly dividends of $.025 per share. Dividend payments depend upon the Company's earnings, financial condition, capital requirements, compliance with loan covenants and other relevant factors. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Sources of Capital." During the first quarter of fiscal 2000, the Company suspended payments of dividends.


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Selected Financial Data
In Thousands, Except Ratios, Percentages, Number of Shareholders and Per Share Data
--------------------------------------------------------------------------------

  Operations                                                                                     1999        1998
------------------------------------------------------------------------------------------       ----        ----
   Net sales                                                                                $ 493,027   $ 535,460
------------------------------------------------------------------------------------------  ---------   ---------
   Cost of goods sold                                                                         420,763     439,300
------------------------------------------------------------------------------------------  ---------   ---------
   Gross profit                                                                                72,264      96,160
------------------------------------------------------------------------------------------  ---------   ---------
   Operating profit (loss) excluding litigation, restructuring and plant closing charges        1,794      35,233
------------------------------------------------------------------------------------------  ---------   ---------
   Litigation (Credit)
------------------------------------------------------------------------------------------
   Restructuring and Plant Closing Charges (Credits)                                           13,996       8,895
------------------------------------------------------------------------------------------  ---------   ---------
   Operating profit (loss)                                                                    (12,202)     26,338
------------------------------------------------------------------------------------------  ---------   ---------
   Earnings (loss) before interest & taxes                                                    (12,202)     26,338
------------------------------------------------------------------------------------------  ---------   ---------
   Interest expense                                                                            19,929      23,395
------------------------------------------------------------------------------------------  ---------   ---------
   Income (loss) from continuing operations before income taxes                               (31,664)      3,500
------------------------------------------------------------------------------------------  ---------   ---------
   Income tax expense (benefit)                                                                   825         884
------------------------------------------------------------------------------------------  ---------   ---------
   Income (loss) from continuing operations                                                   (32,489)      2,616
------------------------------------------------------------------------------------------  ---------   ---------
   Income (loss) from discontinued operations                                                  (6,906)    (46,367)
------------------------------------------------------------------------------------------  ---------   ---------
   Net income (loss)                                                                          (39,395)    (43,751)
------------------------------------------------------------------------------------------  ---------   ---------
  Financial data
-------------------------------------------------------------------------------------------------------------------
   Cash flow (Net income (loss) from continuing operations plus depreciation and
    amortization)                                                                               9,699      33,173
------------------------------------------------------------------------------------------  ---------   ---------
   Capital expenditures                                                                        14,766      16,789
------------------------------------------------------------------------------------------  ---------   ---------
   Depreciation and amortization                                                               42,188      30,557
------------------------------------------------------------------------------------------  ---------   ---------
   Working capital                                                                            144,200     170,761
------------------------------------------------------------------------------------------  ---------   ---------
   Long term debt & leases                                                                    150,158     183,535
------------------------------------------------------------------------------------------  ---------   ---------
   Funded debt                                                                                158,546     195,253
------------------------------------------------------------------------------------------  ---------   ---------
   Shareholder's Equity                                                                       133,980     179,567
------------------------------------------------------------------------------------------  ---------   ---------
   Capital employed                                                                           292,526     374,820
------------------------------------------------------------------------------------------  ---------   ---------
   Total assets                                                                               365,203     474,042
------------------------------------------------------------------------------------------  ---------   ---------
  Financial ratios
-------------------------------------------------------------------------------------------------------------------
   Net sales divided by inventory                                                                 5.1         4.7
------------------------------------------------------------------------------------------  ---------   ---------
   Net sales divided by accounts receivable                                                       5.0         4.5
------------------------------------------------------------------------------------------  ---------   ---------
   Net sales divided by capital employed                                                          1.7         1.4
------------------------------------------------------------------------------------------  ---------   ---------
   Operating profit (loss) as % of capital employed                                             ( 4.2)        7.0
------------------------------------------------------------------------------------------  ---------   ---------
   Current ratio                                                                                  3.1         2.8
------------------------------------------------------------------------------------------  ---------   ---------
   Interest coverage ratio                                                                      ( 0.6)        1.1
------------------------------------------------------------------------------------------  ---------   ---------
   Gross profit as % of sales                                                                    14.7        18.0
------------------------------------------------------------------------------------------  ---------   ---------
   Income (loss) from continuing operations before income taxes as % of sales                   ( 6.4)        0.7
------------------------------------------------------------------------------------------  ---------   ---------
   Income (loss) from continuing operations as % of sales                                       ( 6.6)        0.5
------------------------------------------------------------------------------------------  ---------   ---------
   Income (loss) from continuing operations as % of beginning equity                            (18.1)        1.2
------------------------------------------------------------------------------------------  ---------   ---------
  Common Stock Data (Per Share)
-------------------------------------------------------------------------------------------------------------------
   Net income (loss) from continuing operations                                                ( 1.35)        0.11
------------------------------------------------------------------------------------------  ---------   ----------
   Net income (loss)                                                                           ( 1.63)      (1.78)
------------------------------------------------------------------------------------------  ---------   ----------
   Dividends                                                                                      0.10        0.10
------------------------------------------------------------------------------------------  ----------  ----------
   Book value                                                                                     5.55        7.29
------------------------------------------------------------------------------------------  ----------  ----------
   Price range -- High                                                                          7 1/4       6 3/4
------------------------------------------------------------------------------------------  ----------  ----------
               -- Low                                                                           3 3/8      4 5/16
------------------------------------------------------------------------------------------  ----------  ----------
   Weighted average shares outstanding                                                         24,149      24,575
------------------------------------------------------------------------------------------  ----------  ----------
   Approximate number of shareholders                                                           2,523       1,857
------------------------------------------------------------------------------------------  ----------  ----------



  Operations                                                                                    1997         1996       1995
------------------------------------------------------------------------------------------      ----         ----       ----
   Net sales                                                                                $530,278    $ 487,450   $467,202
------------------------------------------------------------------------------------------  --------    ---------   --------
   Cost of goods sold                                                                        432,567      451,216    387,215
------------------------------------------------------------------------------------------  --------    ---------   --------
   Gross profit                                                                               97,711       36,234     79,987
------------------------------------------------------------------------------------------  --------    ---------   --------
   Operating profit (loss) excluding litigation, restructuring and plant closing charges      46,644      (20,018)    25,272
------------------------------------------------------------------------------------------  --------    ---------   --------
   Litigation (Credit)                                                                                     (9,000)    (7,000)
------------------------------------------------------------------------------------------              ---------   --------
   Restructuring and Plant Closing Charges (Credits)                                                        8,259       (263)
------------------------------------------------------------------------------------------              ---------   --------
   Operating profit (loss)                                                                    46,644      (19,277)    32,535
------------------------------------------------------------------------------------------  --------    ---------   --------
   Earnings (loss) before interest & taxes                                                    46,644      (19,277)    34,739
------------------------------------------------------------------------------------------  --------    ---------   --------
   Interest expense                                                                           23,354       18,993     13,646
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income (loss) from continuing operations before income taxes                               24,042      (37,822)    21,142
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income tax expense (benefit)                                                                9,256      (14,561)    12,791
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income (loss) from continuing operations                                                   14,786      (23,261)     8,351
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income (loss) from discontinued operations                                                 (7,395)     (39,378)     1,747
------------------------------------------------------------------------------------------  --------    ---------   --------
   Net income (loss)                                                                           7,391      (62,639)    10,098
------------------------------------------------------------------------------------------  --------    ---------   --------
  Financial data
-------------------------------------------------------------------------------------------------------------------------------
   Cash flow (Net income (loss) from continuing operations plus depreciation and
    amortization)                                                                             37,404        1,337     25,484
------------------------------------------------------------------------------------------  --------    ---------   --------
   Capital expenditures                                                                       17,059       59,512     40,559
------------------------------------------------------------------------------------------  --------    ---------   --------
   Depreciation and amortization                                                              22,618       24,598     17,133
------------------------------------------------------------------------------------------  --------    ---------   --------
   Working capital                                                                           229,568      (32,648)   286,887
------------------------------------------------------------------------------------------  --------    ---------   --------
   Long term debt & leases                                                                   227,516          283    219,119
------------------------------------------------------------------------------------------  --------    ---------   --------
   Funded debt                                                                               233,597      242,644    219,395
------------------------------------------------------------------------------------------  --------    ---------   --------
   Shareholder's Equity                                                                      225,367      217,335    286,499
------------------------------------------------------------------------------------------  --------    ---------   --------
   Capital employed                                                                          458,964      459,979    505,894
------------------------------------------------------------------------------------------  --------    ---------   --------
   Total assets                                                                              557,940      537,716    610,296
------------------------------------------------------------------------------------------  --------    ---------   --------
  Financial ratios
-------------------------------------------------------------------------------------------------------------------------------
   Net sales divided by inventory                                                                4.0          4.0        2.4
------------------------------------------------------------------------------------------  --------    ---------   --------
   Net sales divided by accounts receivable                                                      4.7          5.1        4.9
------------------------------------------------------------------------------------------  --------    ---------   --------
   Net sales divided by capital employed                                                         1.2          1.1        0.9
------------------------------------------------------------------------------------------  --------    ---------   --------
   Operating profit (loss) as % of capital employed                                             10.2         (4.2)       6.4
------------------------------------------------------------------------------------------  --------    ---------   --------
   Current ratio                                                                                 3.8          0.9        4.8
------------------------------------------------------------------------------------------  --------    ---------   --------
   Interest coverage ratio                                                                       2.0         (1.0)       2.5
------------------------------------------------------------------------------------------  --------    ---------   --------
   Gross profit as % of sales                                                                   18.4          7.4       17.1
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income (loss) from continuing operations before income taxes as % of sales                    4.5         (7.8)       4.5
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income (loss) from continuing operations as % of sales                                        2.8         (4.8)       1.8
------------------------------------------------------------------------------------------  --------    ---------   --------
   Income (loss) from continuing operations as % of beginning equity                             6.8         (8.1)       2.9
------------------------------------------------------------------------------------------  --------    ---------   --------
  Common Stock Data (Per Share)
-------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) from continuing operations                                                  0.60       (0.95)       0.34
------------------------------------------------------------------------------------------  ---------   ---------   ---------
   Net income (loss)                                                                             0.30       (2.56)       0.42
------------------------------------------------------------------------------------------  ---------   ---------   ---------
   Dividends                                                                                                  0.30       0.40
------------------------------------------------------------------------------------------              ----------  ---------
   Book value                                                                                    9.19         8.89      11.76
------------------------------------------------------------------------------------------  ---------   ----------  ---------
   Price range -- High                                                                             8        9 3/4         12
------------------------------------------------------------------------------------------  ---------   ----------  ---------
               -- Low                                                                          4 5/8        4 3/8      7 5/8
------------------------------------------------------------------------------------------  ---------   ----------  ---------
   Weighted average shares outstanding                                                        24,513       24,443     24,317
------------------------------------------------------------------------------------------  ---------   ----------  ---------
   Approximate number of shareholders                                                          1,939        2,081      2,154
------------------------------------------------------------------------------------------  ---------   ----------  ---------

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(1) The amounts presented for periods prior to fiscal 1998 have been restated to conform to the fiscal 1998 and fiscal 1999 presentation of discontinued operations. The Stevcoknit knitted fabrics business and the Nautilus International fitness equipment business are presented above as part of discontinued operations.
(2) Capital Employed includes shareholders' equity and funded debt.
(3) Depreciation and amortization include certain write-downs of property and equipment and reductions of excess of cost over assigned value of net assets acquired of $14 million, $7 million and $15 million in fiscal years 1999, 1998 and 1997, respectively.


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To Our Fellow Shareholders


To Our Shareholders:

     Fiscal 1999 was a difficult year for the Company. Sales volume was down 8% to $493 million and the Company reported a pre-tax loss from continuing operations of $31.7 million as compared to a pre-tax profit of $3.5 million in fiscal 1998.
     Sales volume at Duck Head Apparel, our branded apparel division, was down 16% from fiscal 1998, and operating losses in this division increased by $38 million from fiscal 1998. The decrease in sales at Duck Head was primarily due to the loss of a key account due to its acquisition by another retailer. The increase in operating losses was due primarily to a write-off of goodwill, increased advertising expenses, increased inventory reserves necessitated by the reduced volume, and changes in the estimated useful lives of certain asset categories. During the year, the Company announced plans to seek a buyer for the Duck Head division. The efforts to market this business resulted in no offers reflecting the value of this business, so the decision was made to retain Duck Head. Subsequent to the decision to retain the business, we hired Mr. Robert D. Rockey as President of Duck Head. Mr. Rockey has extensive experience in the branded apparel industry, primarily with Levi Strauss. We believe that Mr. Rockey's experience and expertise will enable Duck Head to return to profitability.
     Delta Mills Marketing Company, our woven textile division, had sales of $314 million, down from a record $342 million in fiscal 1998. Operating profits also fell to $40 million from $46 million in fiscal 1998. The reduction in both sales and operating profits was due primarily to a reduction in volume in the synthetics portion of this business. Volume also continued to fall in the sales of unfinished fabrics. We are in the process of converting certain assets used in the production of unfinished fabrics to the production of finished cotton fabrics, where demand remains good. We expect the results of the conversion of these assets to begin favorably impacting results in the second fiscal quarter of 2000. We have also reduced overhead costs associated with the synthetics business to more closely reflect our ongoing reduced volume in that product category.
     Delta Apparel, our knit activewear division, had sales of $106 million, which was unchanged from fiscal 1998. Operating losses in fiscal 1999 narrowed to $10 million from $18 million in fiscal 1998. While these results are far from satisfactory, we are encouraged by the improvements in this business. During the year, Mr. Robert W. Humphreys was named President of Delta Apparel. Mr. Humphreys has been with the Company for over 12 years, most recently as Vice President of Finance of Delta Woodside Industries. We are confident in Mr. Humphreys' ability to continue the improvement in this business.
     During the year, we completed the previously announced sale of the Nautilus International business, our fitness equipment division, and we essentially completed the liquidation of the Stevcoknit Fabrics division. These disposals, combined with our continued focus on inventory management, allowed the Company to reduce outstanding debt by nearly $37 million during fiscal 1999.
     During the third quarter of fiscal 1999, the Company announced that it was exploring alternatives to its current structure and capitalization. This process has led to the elimination of several options, but our review continues. It remains our belief that the best strategy for the Company and its shareholders will involve the separation of our three businesses into independent companies. Accordingly, we are in the process of developing a plan of action to address this concern. It is our belief that in the coming months, a definitive plan will be announced and implemented.
     Effective October 1, 1999, Mr. Bettis C. Rainsford resigned his position as Executive Vice President, Treasurer and Chief Financial Officer to pursue personal business interests. Mr. Rainsford will remain as a Director of the Company.
     Bettis and I founded the Company in 1983. Since that time he has provided invaluable service in a wide range of areas including the development and implementation of appropriate capitalization and business structures. The board and I will miss Bettis' contributions as an officer and we want to thank him for his years of service with Delta Woodside. We wish him well in his new endeavors.


/s/ E. Erwin Maddrey II

E. Erwin Maddrey, II
President and
Chief Executive Officer

2


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Management's Discussion and Analysis
of Results of Operations and Financial Condition

     The foregoing letter to shareholders and the following discussion contain certain "forward-looking statements". All statements, other than statements of historical fact, that address activities, events, or developments that the Company expects or anticipates will or may occur in the future, including such matters as future revenues, future cost savings, future capital expenditures, business strategy, competitive strengths, goals, plans, references to future success and other such information are forward-looking statements. The words "estimate", "project", "anticipate", "expect", "intend", "believe", and similar expressions are intended to identify forward-looking statements.
     The forward-looking statements in this Annual Report are based on the Company's expectations and are subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward looking statements. These risks and uncertainties include, among others, changes in the retail demand for apparel products, the cost of raw materials, competitive conditions in the apparel and textile industries, the relative strength of the United States dollar as against other currencies, changes in United States trade regulations and the discovery of unknown conditions (such as with respect to environmental matters, Year 2000 readiness, and similar items). The Company does not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.

Consolidated Company Results
Fiscal 1999 Versus Fiscal 1998
     During the third quarter of fiscal 1999, the Company announced a plan to spin-off the Duck Head and Delta Apparel divisions to the Company's shareholders and to sell for cash the remaining company. Due to a lack of adequate offers for the remaining company, this plan was subsequently terminated. At the time of the announcement of the termination of that plan, the Company announced that it was exploring other alternatives, including a recapitalization of Delta Mills which would involve a spin-off of the Duck Head and Delta Apparel divisions and a cash distribution to the Company's shareholders. Due to softness in the bond markets, particularly for textile and apparel issuers, this plan was also terminated. It is the Company's belief that the best strategy for the Company and its shareholders will involve the separation of the Company's three divisions into independent companies. Accordingly, the Company is in the process of developing a plan of action to address this concern.
     During fiscal 1999 the Company recognized impairment of the excess of cost over assigned value of net assets acquired in the Duck Head Apparel division and of certain real property in the Delta Apparel division, resulting in pretax charges totaling $14 million. Also in fiscal 1999, the Duck Head Apparel division took pretax charges of $14.7 million resulting from reducing the estimated useful lives of certain categories of assets to more closely reflect current industry standards, increasing inventory reserves due to poor sales levels, writing off store fixtures at former customers' premises, and reducing production capacity to more closely match reduced sales levels. During fiscal 1999, the Delta Apparel division took pretax charges of $3.1 million to increase reserves on certain discontinued and slow moving inventory categories, and to increase accounts receivable reserves and recorded a $2.6 million pretax charge to adjust the carrying value of certain plant assets.
     Consolidated net sales for fiscal year 1999 were $493 million compared to $535 million from continuing operations for the fiscal year ended June 27, 1998. Net sales decreased in Delta Mills Marketing and in Duck Head Apparel, while net sales in Delta Apparel were unchanged.
     Consolidated gross profit margin for fiscal 1999 was down from the prior fiscal year. Margins decreased significantly in Duck Head Apparel, increased in Delta Apparel, and were down slightly in Delta Mills Marketing.
     Consolidated selling, general, and administrative expense for fiscal 1999 totaled $69 million, or 14% of net sales compared to $61 million or 11% of net sales in the prior fiscal year. These expenses increased at Duck Head Apparel, decreased at Delta Mills Marketing, and were unchanged at Delta Apparel. In addition, the Company incurred expenses totaling $3.6 million that were not allocated to the segments. These expenses include severance costs, professional fees, and other costs associated with the Company's actions regarding the previously discussed plans for restructuring of the Company.
     For fiscal year 1999, the Company reported an operating loss of $12 million, as compared to an operating profit of $26 million in the prior fiscal year. Operating results were lower due to lower sales volume, lower margins, increased selling, general, and administrative expenses, and as a result of impairment charges at Duck Head Apparel and Delta Apparel.
     Interest expense was down 15% in fiscal year 1999 compared to fiscal 1998 due to a decrease in net borrowings.
     The effective tax rate on income from continuing operations for fiscal 1999 was a negative 3% as compared to 25% for fiscal 1998. The 1999 tax rate is the result of valuation allowances offsetting the tax benefit of the pretax losses, and state franchise and income tax expenses.
     Inventories were $96 million at July 3, 1999 compared to $114 million at June 27, 1998. Inventories decreased at all divisions.
     The Company's order backlog at July 3, 1999 was $98 million as compared to $158 million at June 27, 1998. Order backlogs were down at all divisions, with the largest decline occurring at the Delta Mills Marketing division, primarily due to a decline in blanket contracts when specific color requirements are unknown related to a change in customer practices and a decline in orders as a result of market conditions, particularly in the synthetics business.

Consolidated Company Results
Fiscal 1998 Versus Fiscal 1997
     As a result of the history of operating losses at Stevcoknit Fabrics' knitting and knit finishing plants, and at the Nautilus fitness equipment business, the Company made the decision on March 3, 1998 to close its Stevcoknit Fabrics division and to sell its Nautilus International division (fitness equipment). Accordingly, operating results for those segments have been

                                                                               3
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reported as discontinued operations. Most of the liquidation of the Stevcoknit
Fabrics business was completed in fiscal 1998. The Company sold its Nautilus International business in January 1999.
     Net sales from continuing operations for fiscal year 1998 were $535 million compared to $530 million for the fiscal year ended June 28, 1997. Net sales increases in Delta Mills Marketing and in Duck Head Apparel were offset somewhat by a sales decrease at Delta Apparel.
     Gross margin for fiscal 1998 was down slightly, from the prior fiscal year. All of the Company's businesses experienced a decline in gross margin.
     Selling, general, and administrative expense for fiscal 1998 totaled $61 million, or 11% of net sales compared to $53 million or 10% of net sales in the prior fiscal year. SG&A cost increased at Delta Mills Marketing Company due to increased spending on data processing systems, at Duck Head Apparel Company due to higher cost of in store shops and management salaries, and at Delta Apparel due to several factors including an increase in bad debt expense.
     The Company reported operating earnings of $26 million or 5% of net sales compared to $47 million or 8.8% of sales for the prior fiscal year. During fiscal 1998, operating profits decreased in all of the Company's segments due to lower margins, increased selling, general and administrative expenses and certain restructuring charges at Delta Apparel and Duck Head Apparel.
     Interest expense increased slightly in fiscal 1998 compared to fiscal 1997; net borrowings decreased, but interest rates increased. The interest rate on the senior notes issued on August 25, 1997 is higher than the interest rate on the prior revolving credit facility.
     The effective tax rate on income from continuing operations for fiscal 1998 was 25% as compared to 38% for fiscal 1997. The lower tax rate was a result of a reduction in valuation allowances recognized in the prior fiscal year.
     Inventories were $114 million at June 27, 1998 compared to $134 million at June 28, 1997. The decrease in inventory occurred primarily at Duck Head Apparel and at Delta Apparel.

Segment Results
Delta Mills Marketing Company
Fiscal 1999 Versus Fiscal 1998
     Delta Mills Marketing manufactures and sells finished woven fabrics principally to manufacturers of apparel products. The segment also sells unfinished fabrics to converters for various end uses. Delta Mills Marketing operated at less than full capacity during fiscal 1999 primarily due to less demand for synthetic finished apparel fabrics and unfinished fabrics sold to converters. These trends are expected to continue at least through the first half of fiscal year 2000. Consequently, the synthetic operations have been downsized to more closely match capacity with market demand and the unfinished fabrics production is being replaced with the more profitable finished cotton fabrics product lines. These changes are expected to position this segment to maintain profitability in the future. Generally, profitability of this segment is enhanced by increases in the use of its manufacturing capacity and is affected by the relative mix of more or less profitable goods being produced and the cost and availability of raw materials.
     Net sales for fiscal year 1999 totaled $314 million, as compared to $342 million for fiscal 1998 a decrease of 8.2%. Sales of synthetic fabrics declined 30% and accounted for the majority of the decline in sales. Sales of finished woven cotton fabrics to commercial accounts increased while government accounts decreased due to decreased demand. Sales of unfinished fabrics sold to converters continued to decline and will be replaced with more profitable product lines in fiscal year 2000.
     Gross profit in fiscal year 1999 was $57 million, as compared to $63 million in fiscal year 1998 and was approximately the same as a percent of sales for both fiscal years. The gross profit decline was due principally to the decline in the finished synthetic fabric business in both volume and capacity utilization.
     Operating earnings for fiscal year 1999 were $40 million as compared to $46 million in fiscal year 1998. The decline in operating earnings is primarily a result of the decline in gross profit and was somewhat offset by a reduction in selling, general and administrative expenses.
     Inventories at July 3, 1999 totaled $44.4 million, compared to $53.4 million at June 27, 1998.
     Capital expenditures in fiscal 1999 were $8.7 million as compared to $5.2 million in fiscal 1998.

Delta Mills Marketing Company
Fiscal 1998 Versus Fiscal 1997
     Net sales for fiscal year 1998 totaled $342 million, as compared to $336 million for fiscal year 1997, an increase of 2%. Sales of finished woven fabrics to commercial accounts and government accounts increased due to increased demand. These increases were largely offset by a sharp, 32% decline in sales of unfinished woven fabrics due to decreased demand.
     Gross profit in fiscal year 1998 was $63 million, as compared to $65 million in fiscal year 1997. The gross profit decline was due principally to the decline in the unfinished woven fabrics business in both volume and price.
     Operating earnings for fiscal year 1998 were $46 million, as compared to $51 million in fiscal year 1997. The decline in operating earnings is primarily a result of the decline in gross margins and due to increased selling, general and administrative expenses attributable in part to information technology project expenditures.
     Inventories at June 27, 1998 totaled $53.4 million, compared to $53.6 million at June 28, 1997.
     Capital expenditures in fiscal 1998 were $5.2 million as compared to $12.0 million in fiscal 1997.

Delta Apparel Company
Fiscal 1999 Versus Fiscal 1998
     Delta Apparel manufactures and sells T-shirts, fleece goods and sportswear to distributors, screen printers and private label accounts. Operating results are dependent in large part on orders from retailers, distributors, and screen printers who supply finished garments to retailers. Generally, when retail sales of apparel are strong, Delta Apparel benefits. Its operating results are also dependent on the utilization of its manufacturing facilities. Delta Apparel operated its


4
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facilities near full capacity during fiscal 1999. The Company believes that
Delta Apparel will operate its facilities at or near full capacity during fiscal 2000.
     Net sales for fiscal year 1999 were $106 million, which was consistent with net sales of $106 million in fiscal year 1998. Fiscal year 1999 net sales were the result of increased unit sales offset by lower unit prices as compared to fiscal year 1998.
     Gross profit increased from $3.9 million in fiscal year 1998 to $5.7 million in fiscal year 1999 as a result of lower raw material costs and better manufacturing efficiencies. In fiscal year 1999 a charge of $2.6 million is included in gross profit to adjust the carrying value of certain plant assets. Also included in fiscal year 1999 is a charge of $1.7 million to increase reserves on certain discontinued and slow moving inventory categories.
     The fiscal year 1999 operating loss was $10 million, compared to an operating loss of $18 million in fiscal 1998. Delta Apparel's improved gross profit contributed to the reduction in operating losses for fiscal year 1999. The 1999 operating loss includes an impairment charge of $1.4 million to write down certain real property. The 1999 operating loss also includes a charge of $1.4 million to selling, general and administrative expenses to increase accounts receivable reserves. The fiscal 1998 operating loss includes an impairment charge of $7.5 million that was recorded to write off the excess of cost over assigned value of net assets acquired.
     Inventories at Delta Apparel at July 3, 1999 totaled $27 million, compared to $32 million at June 27, 1998.
     Capital expenditures in fiscal 1999 were $3.6 million as compared to $4.1 million in fiscal 1998.

Delta Apparel Company
Fiscal 1998 Versus Fiscal 1997
     Net sales for fiscal year 1998 were $106 million, a decline of 5.4% from sales of $112 million in fiscal year 1997. The decline in sales was due both to lower unit prices and to fewer units being shipped as compared to fiscal year 1997.
     Gross profit declined from $4.3 million in fiscal year 1997 to $3.9 million in fiscal year 1998, as a result of increased competition.
     During the third quarter of fiscal 1998, Delta Apparel determined that the excess of cost over assigned value of net assets acquired in a prior acquisition, was impaired. Accordingly, a charge of $7.5 million was taken to write-off the excess of cost over assigned value of net assets acquired at Delta Apparel.
     The fiscal year 1998 operating loss, including the impairment of the excess of cost over assigned value of net assets acquired, was $18 million compared to an operating loss of $5.4 million in the prior fiscal year. The increased operating loss was primarily a result of the impairment charge, but was also due to an increase in selling, general and administrative expenses.
     Inventories at Delta Apparel at June 27, 1998 totaled $32 million, compared to $41 million at June 28, 1997.
     Capital expenditures in fiscal 1998 were $4.1 million as compared to $2.4 million in fiscal 1997.

Duck Head Apparel Company
Fiscal 1999 Versus Fiscal 1998
     The Company's Duck Head Apparel segment manufactures and sells woven and knitted apparel under the Duck Head label primarily to retailers and through the company's own outlet stores. Duck Head's operating results are dependent in a large part on orders from retailers. Generally, Duck Head benefits when retail sales of apparel are strong. Operating results are also dependent on the utilization of its leased manufacturing facility. This facility was not fully utilized in fiscal 1999 and the Company does not believe that the facility will be fully utilized during fiscal 2000. Duck Head Apparel closed a manufacturing facility in fiscal 1999 and in fiscal 1999 two facilities which were closed in fiscal 1998 were sold. The facility closed in fiscal 1999 is expected to be sold in fiscal 2000.
     Net sales in the Duck Head Apparel segment decreased by $14.1 million to $72.3 million in fiscal 1999. Sales to retail accounts and sales from the Company's own stores both decreased. The decrease in sales to retailers was due primarily to the loss of a key account due to its being acquired by another retailer. The decrease in sales through the Company's own stores was due primarily to fewer stores being open in fiscal 1999 versus fiscal 1998.
     Gross profit in the Duck Head Apparel segment decreased by $18.9 million to $9.9 million in fiscal 1999. This change was principally due to $7.7 million of increased reserve charges taken on excess inventories and the decline in sales volume from fiscal year 1998. Also included in fiscal 1999 are charges totaling $1.5 million to reduce production capacity to more closely reflect reduced sales levels.
     Selling, general and administrative expenses in the Duck Head Apparel segment totaled $35.4 million in fiscal 1999, an increase of 27% from fiscal 1998. The increase was primarily due to increased marketing expenses and $5.6 million in accelerated amortization of in-store shops and computer equipment.
     Fiscal 1999 operating losses in Duck Head Apparel totaled $39.3 million as compared to a $.9 million operating loss in fiscal 1998. Included in the fiscal 1999 operating losses is a $12.6 million charge for the impairment of the excess of cost over assigned value of net assets acquired. Included in the fiscal 1998 operating losses are $1.4 million of restructuring charges related to the closing of two of the division's sewing plants in Costa Rica and for closing of additional retail outlet stores.
     Inventories at Duck Head Apparel at July 3, 1999 totaled $24.7 million compared to $28.3 million at June 26, 1998. The net decrease in inventories reflects decreases in older obsolete inventory, partially offset by increases in both recent season closeouts and in the core inventory.
     Capital expenditures at Duck Head were $2.4 million and $7.4 million for fiscal years 1999 and 1998, respectively. The expenditures were primarily for fixtures for in-store shops and focal areas placed in major retailers and for hardware and software related to the company's information technology programs.


Duck Head Apparel Company
Fiscal 1998 Versus Fiscal 1997
     Net sales in the Duck Head Apparel segment increased by $5.0 million to $86 million in fiscal 1998. Sales to retail accounts increased while sales from the company's own stores decreased. The increase in sales

--------------------------------------------------------------------------------

to retailers was due primarily to increases in sales to the same accounts, as compared to fiscal 1997.
     Gross profit margins at Duck Head Apparel decreased slightly in fiscal 1998, due principally to inventory reduction programs.
     Fiscal 1998 operating losses at Duck Head Apparel totaled $.9 million as compared to a $1.4 million operating profit in fiscal 1997. Included in the fiscal 1998 operating losses are $1.4 million of restructuring charges related to the closing of two sewing plants in Costa Rica and the closing of certain retail outlet stores. Selling, general, and administrative expenses increased 9% from fiscal 1997, primarily due to increased merchandising and marketing expenses.
     Inventories at Duck Head Apparel decreased $8.6 million during fiscal 1998 resulting from a reduction in older obsolete inventory and lower levels of core and recent season close-outs.
     Higher capital expenditures during fiscal 1998 were primarily for in-store shops and focal areas placed in major retailers.

LIQUIDITY AND SOURCES OF CAPITAL
     During fiscal 1999, the Company financed its capital expenditures through proceeds from the sale of discontinued operations and cash generated from operations. In addition, during fiscal 1999, proceeds from the sale of the assets of Nautilus International and the proceeds from the current assets of Stevcoknit Fabrics, both discontinued operations, were used to reduce debt.
     The Company generated operating cash flows of $54, $51 and $26 million for the 1999, 1998 and 1997 fiscal years, respectively. Cash generated from operations has been used primarily to finance capital expenditures and to reduce debt.
     On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc., "DMI" issued $150 million of unsecured ten-year senior notes, and obtained a secured five-year $100 million revolving line of credit subject to borrowing base limitations. At the same time, the Company obtained a separate, $20 million line of credit due October 31, 1998. The $100 million revolving line of credit is backed by certain accounts receivable and inventory of DMI with a carrying value of $129 million at July 3, 1999. At July 3, 1999 interest rates on the senior notes and the $100 million revolving line of credit were 9.625% and 6.93% respectively.
     In May 1998, the Company replaced the above referenced $20 million line of credit with a short-term $30 million revolving credit facility (subject to borrowing base limitations) which was originally due in May of 1999. The term of this facility has subsequently been extended until December 1999. This credit facility is backed by certain accounts receivable and inventory of Delta Apparel and Duck Head Apparel with a carrying value of $79 million at July 3, 1999. This credit facility carries an interest rate that is two percentage points above the London Interbank Borrowing Rate.
     Loan covenants in the senior notes and the DMI revolving credit facility, among other matters, limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company. At July 3, 1999, the most restrictive of these covenants required DMI's tangible net worth to be $45 million. At July 3, 1999, pursuant to this covenant, no funds were available for distribution by DMI to the rest of the Company. At July 3, 1999 approximately $99 million was available under the DMI revolving credit agreement and approximately $25 million was available under the Company's separate short-term $30 million line of credit. The revolving credit facilities and the senior notes contain other restrictive covenants which include certain other required minimum financial ratios. The agreements also restrict additional indebtedness, dividends, and capital expenditures.
     On September 15, 1998, the Company announced a plan to repurchase, from time to time, up to 2.5 million shares of the Company's outstanding stock at prices and at times in the discretion of the Company's top management. Through July 3, 1999, the Company had purchased for retirement approximately one million shares of its common stock at a total cost of about $4.5 million.
     During fiscal 2000, the Company plans to spend approximately $12 million for capital improvements and new equipment. The Company believes that its equipment and facilities are generally adequate to remain competitive with its principal competitors.
     The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At July 3, 1999 minimum payments under these contracts with noncancelable contract terms were $42 million in fiscal 2000.
     The Company believes that cash flow generated from its operations, along with funds available under its credit lines, should be sufficient to service its debt, to satisfy its day-to-day working capital needs, and to fund its planned capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk Sensitivity
     As a part of the Company's business of converting fiber to finished fabric, the Company makes raw cotton purchase commitments and then fixes prices with cotton merchants who buy from producers and sell to textile manufacturers. The Company may seek to fix prices up to 18 months in advance of delivery. Daily price fluctuations are minimal, yet long-term trends in price movement can result in unfavorable pricing of cotton for the Company. Before fixing prices, the Company looks at supply and demand fundamentals, recent price trends and other factors that affect cotton prices. The Company also reviews the backlog of orders from customers as well as the level of fixed price cotton commitments in the industry in general. At July 3, 1999, a 10% decline in the market price of the cotton covered by the Company's fixed price contracts would have a negative impact of approximately $4.2 million on the value of the contracts. At the end of fiscal 1998, a 10% decline in the market price of the Company's fixed price contracts would have had a negative impact of approximately $5.6 million on the value of the contracts. The decline in the potential negative impact from 1998 to 1999 is due principally to current cotton commitments being at significantly lower average prices than in fiscal 1998.

--------------------------------------------------------------------------------

Interest Rate Sensitivity
     The following debt obligations are sensitive to changes in interest rates:


   $150 million of unsecured ten year senior notes due 2007 at a fixed rate of 9.625%.

   $100 million of secured five year revolving credit facility expiring 2002 with interest of 6.93% at July 3, 1999. Interest is based on LIBOR.

   $30 million of short-term secured revolving credit facility expiring December 2000 with interest of 7.22% at July 3, 1999. Interest is based on LIBOR.

     An interest rate change would not have an impact on the fixed rate ten year senior notes totaling $150 million. An interest rate change would have a negative impact to the extent the Company increases borrowings against the revolving credit facilities. The impact would be dependent on the level of borrowings incurred. During fiscal years 1999 and 1998, based on the average principal balance outstanding, a 1% increase in interest rates would have resulted in increased interest expense of approximately $533,000 and $879,000, respectively. In fiscal year 2000, as of this date, the Company has no outstanding borrowings against the revolving credit facilities.

YEAR 2000 COMPLIANCE
     The Company has a variety of computers and systems that are subject to Year 2000 issues. The Year 2000 problem arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these programs do not differentiate between a year that begins with "20" instead of the familiar "19". If not corrected, many computer applications could fail, or cause erroneous results. The Company has considered the impact of Year 2000 issues on the Company's computer information systems and other equipment that use embedded technology such as micro-controllers, and has developed and implemented a remediation plan. The Company's Year 2000 plan includes 1) Identification of year 2000 issues, 2) Assessment and prioritization of issues, 3) Remediation, and 4) Testing for Year 2000 compliance. Because the Company has a wide variety of systems and equipment at various locations affected by the Year 2000 issue, various aspects of the Company's Year 2000 efforts are at different stages of progress. Most of the work now being done involves testing of Year 2000 solutions, tracking key vendor Year 2000 compliance, and testing contingency plans. Expenditures in fiscal 1998 for the Year 2000 project amounted to approximately $150,000. As a part of its plan to achieve Year 2000 compliance, the Company decided to accelerate the schedule for implementation of certain data collection systems. The cost of these systems is approximately $1.2 million. The Company spent approximately $1.5 million on software improvements and remediation work in fiscal year 1999, and expects to spend an additional $.4 million in fiscal year 2000, with completion expected by the first quarter of fiscal year 2000. Most key vendors and customers have documented assurance of current or planned readiness for the year 2000. The most likely worst-case scenario is that certain non-critical business systems might fail. The Company has developed contingency plans for all systems that had not been remediated as of July 3, 1999. Contingency plans include the option to disable certain systems or to use alternate methods of providing the same or similar service. The Company does not believe that these non-critical systems will have a material adverse impact on the Company's ability to generate revenue. In the event that the Company is unable to implement all or a part of its Year 2000 plan, then some of the Company's computer systems could fail. Any liability or lost revenue associated with systems failure cannot be reasonably estimated at this time.

ENVIRONMENTAL MATTERS
     The Company is subject to various federal, state, and local environmental laws and regulations concerning, among other things, wastewater discharges, storm water flows, air emissions, ozone depletion, and solid waste disposal. The Company's plants generate very small quantities of hazardous waste which are either recycled or disposed of off site. Most of its plants are required to possess one or more discharge permits.
     The Company believes that it is in compliance in all material respects with federal, state, and local environmental statutes and requirements.
     Two of Delta Mills Marketing Company's South Carolina plants, the Delta 2 and 3 finishing plants, have been unable to comply with certain toxicity and other permit-related limits contained in a National Pollutant Discharge Elimination System ("NPDES") permit held by the Company. Additionally, high nitrate levels have been observed at the spray field for these plants. To attempt to achieve compliance with the non-toxicity NPDES permit limits, the Company completed certain upgrades in October 1998 at a cost of approximately $2.3 million. Since then, the Company has had two non-toxicity permit violations resulting in the payment of a de minimis penalty. The Company believes that it will be able to comply with the non-toxicity permit limits. The Company is working with the appropriate state agency to address the toxicity and nitrate issues. Although there is no assurance that the Company will be successful, and it could face additional administrative penalties if it is not, the Company does not currently believe that these matters will have a material adverse impact on the Company.
     The Company is currently assessing groundwater contamination at its discontinued Greensboro, North Carolina plant. The Company believes, however, that the source of the contamination was removed several years ago by the prior owner and the Company currently has no plans to remediate any groundwater contamination. Although no assurance can be provided, the Company does not currently believe that this matter will have a material adverse impact on the Company.

--------------------------------------------------------------------------------
Operations by Industry Segment


     In the third quarter of fiscal year 1998, the Company adopted the segment reporting provisions of Financial Accounting Standard 131. This standard requires the Company to report segment information for divisions which engage in business activity, whose operating results are regularly reviewed by the chief operating officer. The Company has three segments in continuing operations:
Delta Mills Marketing Company, Delta Apparel and Duck Head Apparel. Delta Mills Marketing Company manufactures and sells woven fabrics for apparel and home furnishing manufacturers. Delta Apparel manufactures and sells T-shirts, fleece goods, and sportswear. Duck Head Apparel manufactures and sells casual apparel under the brand name "Duck Head" to department stores and specialty retailers. Operating profit does not include interest expense or interest income. The Company had two segments which are presented as discontinued operations:
Stevcoknit Fabrics Company and Nautilus International. Stevcoknit Fabrics Company manufactured and sold knitted fabrics, and Nautilus International manufactured and sold fitness equipment.
     Intersegment sales and profit are not significant and are not included in the accompanying segment information. Delta Mills Marketing Company had intersegment sales of $662,000, $417,000 and $5,000 for fiscal years 1999, 1998 and 1997, respectively. Delta Apparel Company had intersegment sales of $467,000, $2,192,000 and $403,000 for fiscal years 1999, 1998 and 1997, respectively.
     Operating profit is total revenue less operating expenses, excluding interest expense and interest income. During the fourth quarter of fiscal 1999, Duck Head Apparel took a $12.6 million impairment charge to write off the excess of cost over assigned value of net assets acquired and Delta Apparel took a $1.4 million impairment charge to write down certain real property. Depreciation and amortization include certain write-downs of property, equipment and excess of cost over assigned value of net assets acquired. Identifiable assets are those assets that are used in the operations of each segment. At July 3, 1999, other identifiable assets include cash and insurance policies of $15.4 million and deferred loan costs of $4.8 million.
     During the third quarter of fiscal 1998, Delta Apparel took a $7.5 million impairment charge to write-off the excess of cost over assigned value of net assets acquired. In the same quarter, Duck Head Apparel recognized a charge of $1.4 million primarily associated with the closing of two of the division's sewing plants in Costa Rica and the closing of certain retail stores.
     Capital expenditures include related accounts payable of $2,154,000, $2,321,000, and $1,228,000 for the 1999, 1998 and 1997 fiscal years, respectively.


                                              July 3, 1999    June 27, 1998    June 28, 1997
                                            ---------------- --------------- ----------------
      Net Sales:
       Delta Mills Marketing Company ......  $ 314,162,000    $ 342,439,000   $ 336,181,000
       Delta Apparel Company ..............    106,313,000      106,298,000     112,311,000
       Duck Head Apparel Company ..........     72,259,000       86,332,000      81,313,000
       Other ..............................        293,000          391,000         473,000
                                             -------------    -------------   -------------
        Total .............................  $ 493,027,000    $ 535,460,000   $ 530,278,000
                                             =============    =============   =============
      Gross Profit:
       Delta Mills Marketing Company ......  $  56,745,000    $  63,433,000   $  65,058,000
       Delta Apparel Company ..............      5,665,000        3,890,000       4,343,000
       Duck Head Apparel Company ..........      9,888,000       28,775,000      28,174,000
       Other ..............................        (34,000)          62,000         136,000
                                             -------------    -------------   -------------
        Total .............................  $  72,264,000    $  96,160,000   $  97,711,000
                                             =============    =============   =============
      Operating Profit (Loss):
       Delta Mills Marketing Company ......  $  40,486,000    $  46,377,000   $  50,580,000
       Delta Apparel Company ..............     (9,829,000)     (17,739,000)     (5,391,000)
       Duck Head Apparel Company ..........    (39,269,000)        (935,000)      1,431,000
       Other ..............................     (3,590,000)      (1,365,000)         24,000
                                             -------------    -------------   -------------
        Total Operating Profit (Loss) .....    (12,202,000)      26,338,000      46,644,000
       Interest expense ...................    (19,929,000)     (23,395,000)    (23,354,000)
       Interest income ....................        467,000          557,000         752,000
                                             -------------    -------------   -------------
       Income (Loss) From Continuing
        Operations Before Income Tax ......  $ (31,664,000)   $   3,500,000   $  24,042,000
                                             =============    =============   =============
      Identifiable Assets:
       Delta Mills Marketing Company ......  $ 213,874,000    $ 239,974,000   $ 247,915,000
       Delta Apparel Company ..............     85,483,000       98,257,000     120,366,000
       Duck Head Apparel Company ..........     46,209,000       75,383,000      83,980,000
       Other ..............................     18,535,000       12,308,000       8,099,000
                                             -------------    -------------   -------------
                                               364,101,000      425,922,000     460,360,000
       Discontinued operations ............      1,102,000       48,120,000      97,580,000
                                             -------------    -------------   -------------
        Total .............................  $ 365,203,000    $ 474,042,000   $ 557,940,000
                                             =============    =============   =============
      Depreciation and Amortization:
       Delta Mills Marketing Company ......  $  10,871,000    $   9,921,000   $  10,101,000
       Delta Apparel Company ..............      9,224,000       15,252,000       7,788,000
       Duck Head Apparel Company ..........     21,229,000        4,039,000       3,668,000
       Other ..............................        864,000        1,345,000       1,061,000
                                             -------------    -------------   -------------
        Total .............................  $  42,188,000    $  30,557,000   $  22,618,000
                                             =============    =============   =============
      Capital Expenditures:
       Delta Mills Marketing Company ......  $   8,699,000    $   5,181,000   $  12,042,000
       Delta Apparel Company ..............      3,580,000        4,141,000       2,396,000
       Duck Head Apparel Company ..........      2,444,000        7,427,000       2,510,000
       Other ..............................         43,000           40,000         111,000
                                             -------------    -------------   -------------
        Total .............................  $  14,766,000    $  16,789,000   $  17,059,000
                                             =============    =============   =============

--------------------------------------------------------------------------------


             -----------------------------------------------------
             Independent Auditors' Report



             The Board of Directors and Shareholders
             Delta Woodside Industries, Inc.

             We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of July 3, 1999 and June 27, 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended July 3, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at July 3, 1999 and June 27, 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended July 3, 1999, in conformity with generally accepted accounting principles.


             /s/ KPMG LLP

             Greenville, South Carolina
             August 13, 1999



             -----------------------------------------------------

--------------------------------------------------------------------------------
Consolidated Balance Sheets
Delta Woodside Industries, Inc.

                                                                                         July 3, 1999    June 27, 1998
                                                                                       ---------------- --------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ..........................................................  $  14,066,000    $  2,753,000
  Accounts receivable:
   Factor ............................................................................     66,854,000      81,256,000
   Customers .........................................................................     38,112,000      41,253,000
                                                                                        -------------    ------------
                                                                                          104,966,000     122,509,000
   Less allowances for doubtful accounts and returns .................................      6,959,000       3,309,000
                                                                                        -------------    ------------
                                                                                           98,007,000     119,200,000
  Inventories
   Finished goods ....................................................................     46,459,000      52,219,000
   Work in process ...................................................................     39,570,000      48,814,000
   Raw materials and supplies ........................................................     10,094,000      12,925,000
                                                                                        -------------    ------------
                                                                                           96,123,000     113,958,000
  Current assets of discontinued operations ..........................................        780,000      25,797,000
  Deferred income taxes ..............................................................      2,186,000         861,000
  Prepaid expenses and other current assets ..........................................      1,946,000       2,962,000
                                                                                        -------------    ------------
        TOTAL CURRENT ASSETS .........................................................    213,108,000     265,531,000
PROPERTY, PLANT AND EQUIPMENT, at cost
   Land and land improvements ........................................................      4,824,000       5,062,000
   Buildings .........................................................................     62,146,000      66,995,000
   Machinery and equipment ...........................................................    188,930,000     192,295,000
   Furniture and fixtures ............................................................     10,540,000      11,749,000
   Leasehold improvements ............................................................      2,869,000       3,068,000
   Construction in progress ..........................................................      4,583,000       9,131,000
                                                                                        -------------    ------------
                                                                                          273,892,000     288,300,000
   Less accumulated depreciation .....................................................    129,976,000     123,537,000
                                                                                        -------------    ------------
                                                                                          143,916,000     164,763,000
NONCURRENT ASSETS OF DISCONTINUED OPERATIONS .........................................        322,000      22,323,000
INTANGIBLE ASSETS, less accumulated amortization of $1,859,000 (1999) and
  $5,515,000 (1998) ..................................................................      4,900,000      18,290,000
OTHER ASSETS .........................................................................      2,957,000       3,135,000
                                                                                        -------------    ------------
                                                                                        $ 365,203,000    $474,042,000
                                                                                        =============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term bank debt ...............................................................  $   1,678,000    $ 11,108,000
  Trade accounts payable .............................................................     25,354,000      41,592,000
  Accrued employee compensation ......................................................      7,772,000       8,278,000
  Accrued and sundry liabilities .....................................................     26,276,000      23,059,000
  Accrued restructuring charges ......................................................      1,118,000      10,123,000
  Current portion of long-term debt ..................................................      6,710,000         610,000
                                                                                        -------------    ------------
        TOTAL CURRENT LIABILITIES ....................................................     68,908,000      94,770,000
LONG-TERM DEBT .......................................................................    150,158,000     183,535,000
DEFERRED INCOME TAXES ................................................................      4,295,000       3,716,000
OTHER LIABILITIES AND DEFERRED CREDITS ...............................................      7,862,000      12,454,000
SHAREHOLDERS' EQUITY
  Common Stock -- par value $.01 a share--authorized 50,000,000 shares, issued and
   outstanding 23,792,000 shares (1999) and 24,644,000 shares (1998) .................        238,000         246,000
  Additional paid-in capital .........................................................    160,863,000     165,221,000
  Retained earnings (deficit) ........................................................    (27,121,000)     14,100,000
                                                                                        -------------    ------------
                                                                                          133,980,000     179,567,000
COMMITMENTS AND CONTINGENCIES
                                                                                        $ 365,203,000    $474,042,000
                                                                                        =============    ============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Operations
Delta Woodside Industries, Inc.


                                                                                               Year Ended
                                                                           ---------------------------------------------------
                                                                             July 3, 1999     June 27, 1998     June 28, 1997
                                                                           ---------------- ----------------- ----------------
Net sales ................................................................  $ 493,027,000     $ 535,460,000    $ 530,278,000
Cost of goods sold .......................................................    420,763,000       439,300,000      432,567,000
                                                                            -------------     -------------    -------------
Gross profit .............................................................     72,264,000        96,160,000       97,711,000
Selling, general and administrative expenses .............................     69,175,000        60,738,000       52,697,000
Restructuring and impairment charge ......................................     13,996,000         8,895,000
Other income (expense) ...................................................     (1,295,000)         (189,000)       1,630,000
                                                                            -------------     -------------    -------------
    OPERATING PROFIT (LOSS) ..............................................    (12,202,000)       26,338,000       46,644,000
Interest (expense) income:
  Interest expense .......................................................    (19,929,000)      (23,395,000)     (23,354,000)
  Interest income ........................................................        467,000           557,000          752,000
                                                                            -------------     -------------    -------------
                                                                              (19,462,000)      (22,838,000)     (22,602,000)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES ...........................................................    (31,664,000)        3,500,000       24,042,000
Income tax expense .......................................................        825,000           884,000        9,256,000
                                                                            -------------     -------------    -------------
INCOME (LOSS) FROM CONTINUING OPERATIONS .................................    (32,489,000)        2,616,000       14,786,000
Discontinued Operations:
  (Loss) on disposal of discontinued operations less applicable income
   taxes .................................................................  $  (6,906,000)    $ (37,042,000)

  (Loss) from operations of discontinued businesses less applicable
   income taxes ..........................................................                       (9,325,000)      (7,395,000)
                                                                                              -------------    -------------
                                                                               (6,906,000)      (46,367,000)      (7,395,000)

NET INCOME (LOSS) ........................................................  $ (39,395,000)    $ (43,751,000)   $   7,391,000
                                                                            =============     =============    =============
Basic and diluted earnings (loss) per share:
  Continuing operations ..................................................  $       (1.35)    $        0.11    $        0.60
  Discontinued operations ................................................          (0.28)            (1.89)           (0.30)
                                                                            -------------     -------------    -------------
  Net earnings (loss) ....................................................  $       (1.63)    $       (1.78)   $        0.30
                                                                            =============     =============    =============

Weighted average number of shares outstanding ............................     24,149,000        24,575,000       24,513,000
                                                                            =============     =============    =============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
Delta Woodside Industries, Inc.


                                                        Common Stock           Additional       Retained           Total
                                                 --------------------------     Paid-In         Earnings       Shareholders'
                                                     Shares        Amount       Capital         (Deficit)         Equity
                                                 -------------- ----------- --------------- ---------------- ----------------
Balance at June 29, 1996 .......................   24,459,651    $245,000    $164,170,000    $  52,920,000    $ 217,335,000
 Incentive stock award plan, shares issued .....       54,348                     608,000                           608,000
 Stock Option Plan, shares issued ..............        4,669                      35,000                            35,000
 Net income ....................................                                                 7,391,000        7,391,000
 Other .........................................         (263)                     (2,000)                           (2,000)
                                                   ----------    ----------  ------------    -------------    -------------
Balance at June 28, 1997 .......................   24,518,405     245,000     164,811,000       60,311,000      225,367,000
 Incentive stock award plan, shares issued .....      112,403       1,000         575,000                           576,000
 Stock Option Plan, shares issued ..............       11,255                      75,000                            75,000
 Tax benefits of stock plans ...................                                 (253,000)                         (253,000)
 Net (loss) ....................................                                               (43,751,000)     (43,751,000)
 Cash dividends paid -- $.10 a share ...........                                                (2,460,000)      (2,460,000)
 Other .........................................        2,026                      13,000                            13,000
                                                   ----------    ----------  ------------    -------------    -------------
Balance at June 27, 1998 .......................   24,644,089     246,000     165,221,000       14,100,000      179,567,000
 Incentive stock award plan, shares issued .....       72,435       1,000         344,000                           345,000
 Stock Option Plan, shares issued ..............       56,751                     411,000                           411,000
 Net (loss) ....................................                                               (39,395,000)     (39,395,000)
 Cash dividends paid -- $.10 a .................                                 (593,000)      (1,826,000)      (2,419,000)
 Share repurchases .............................     (978,647)     (9,000)     (4,511,000)                       (4,520,000)
 Other .........................................       (3,119)                     (9,000)                           (9,000)
                                                   ----------    ----------  ------------    -------------    -------------
BALANCE AT JULY 3, 1999 ........................   23,791,509    $238,000    $160,863,000    $ (27,121,000)   $ 133,980,000
                                                   ==========    ========    ============    =============    =============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
Delta Woodside Industries, Inc.


                                                                                             Year Ended
                                                                        ----------------------------------------------------
                                                                           July 3, 1999     June 27, 1998     June 28, 1997
                                                                        ----------------- ----------------- ----------------
OPERATING ACTIVITIES
  Net income (loss) ...................................................  $  (39,395,000)   $  (43,751,000)   $   7,391,000
  Adjustments to reconcile net income to net cash provided by operating activities:
   Discontinued operations ............................................      35,450,000        41,548,000          389,000
   Depreciation .......................................................      26,984,000        22,033,000       20,715,000
   Amortization .......................................................       1,207,000         1,789,000        1,903,000
   Write-down of property and equipment ...............................       1,416,000
   Reduction in excess of cost over assigned value of net assets
    acquired ..........................................................      12,581,000         6,735,000
   Provision for losses on accounts receivable ........................       3,650,000           457,000       (1,148,000)
   Provision for deferred income taxes ................................      (1,175,000)          294,000        6,456,000
   Losses (gains) on disposition of property and equipment ............       3,129,000           (46,000)      (1,420,000)
   Compensation under stock plans .....................................         748,000           664,000          643,000
   Deferred compensation ..............................................          48,000           244,000          730,000
   Other ..............................................................         (21,000)           30,000         (327,000)
   Changes in operating assets and liabilities:
    Accounts receivable ...............................................      17,543,000        (7,126,000)     (15,557,000)
    Inventories .......................................................      17,836,000        19,843,000      (11,597,000)
    Other current assets ..............................................         913,000          (850,000)       7,610,000
    Accounts payable and accrued expenses .............................     (26,445,000)       10,037,000       10,339,000
                                                                         --------------    --------------    -------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES ........................      54,469,000        51,901,000       26,127,000

INVESTING ACTIVITIES Property, plant and equipment:
   Purchases ..........................................................     (14,933,000)      (15,526,000)     (20,510,000)
   Proceeds of dispositions ...........................................       3,571,000           528,000        3,653,000
  Net (investing) divesting activities of discontinued operations .....      12,140,000        10,574,000       (2,613,000)
  Other ...............................................................         516,000          (296,000)        (510,000)
                                                                         --------------    --------------    -------------
     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                         1,294,000        (4,720,000)     (19,980,000)

FINANCING ACTIVITIES
  Proceeds from revolving credit ......................................  $  297,434,000    $  293,262,000    $  68,904,000
  Repayments on revolving credit ......................................    (333,499,000)     (481,019,000)     (85,134,000)
  Scheduled principal payments of long-term debt ......................        (514,000)         (682,000)        (405,000)
  Proceeds from issuance of long-term debt ............................                       145,688,000        6,915,000
  Dividends paid ......................................................      (2,419,000)       (2,460,000)
  Repurchase common stock .............................................      (4,520,000)
  Other ...............................................................        (932,000)       (1,913,000)          (2,000)
                                                                         --------------    --------------    -------------
     NET CASH (USED) BY FINANCING
      ACTIVITIES ......................................................     (44,450,000)      (47,124,000)      (9,722,000)
                                                                         --------------    --------------    -------------

    INCREASE (DECREASE) IN CASH AND CASH
     EQUIVILENTS ......................................................      11,313,000            57,000       (3,575,000)

Cash and cash equivalents at beginning year ...........................       2,753,000         2,696,000        6,271,000
                                                                         --------------    --------------    -------------
     CASH AND CASH EQUIVALENTS ........................................  $   14,066,000    $    2,753,000    $   2,696,000
                                                                         ==============    ==============    =============

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
Delta Woodside Industries, Inc.

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned, except for International Apparel Marketing Corporation which was 70% owned for the two years ending June 27, 1998, and wholly owned for the period ended July 3, 1999). All significant intercompany balances and transactions have been eliminated. Certain amounts for the 1998 and 1997 fiscal years have been reclassified to conform to the 1999 presentation.

Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market determined using both first-in, first-out (FIFO) and last-in, first-out (LIFO) methods.

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of two to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting.

Intangible Assets: Amortization is computed using the straight-line method. The excess of cost over assigned value of net assets acquired relating to certain business combinations has been amortized to expense over 40 years. As of July 3, 1999, all such assets had been either disposed of or written down to zero value due to impairment. Other intangible assets are being amortized over periods of 5 to 10 years, but primarily over 10 years.

Impairment of Long-Lived Assets: When required by circumstances, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Revenue Recognition: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.

Income Taxes: Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share: Per share data are computed based on the weighted average number of shares of Common Stock and Common Stock Equivalents outstanding during each period. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, during fiscal 1998. The statement requires companies to present basic and diluted earnings per share. Common stock equivalents are approximately .2% to .3% of weighted average shares outstanding for the periods presented, and do not affect the calculation of earnings per share. These common stock equivalents are attributable to the stock option plan where the options have vested, but have not yet been exercised.

Environmental Costs: Environmental compliance costs, including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when remedial efforts are probable, and the cost can be reasonably estimated.

Cotton Procurement: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts permit settlement by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1998 and 1997 each consisted of 52 weeks and 1999 consisted of 53 weeks.

--------------------------------------------------------------------------------
NOTE B -- ACCOUNTS RECEIVABLE


Delta Mills Marketing assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account.

The Company's accounts receivable are due from many customers that market and produce apparel, home furnishings and other products, and from department stores and specialty apparel retailers located throughout the United States. The many customers represented in the Company's accounts receivable limits to a certain extent the concentration of credit risk. The Company generally does not require collateral for its accounts receivable. One customer accounted for 15%, 12%, and 15% of sales for fiscal years 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE C -- INVENTORIES


As of July 3, 1999 and June 27, 1998, cost for certain inventories at Delta Apparel and Duck Head Apparel is determined under the LIFO method representing 41% and 44%, respectively, of the cost of consolidated inventories. The balance of the cost of consolidated inventories is determined under the FIFO method. If these inventories had been determined by the FIFO method, they would have been approximately the same as the reported amounts.

--------------------------------------------------------------------------------
NOTE D -- LONG-TERM DEBT, CREDIT ARRANGEMENTS AND NOTES PAYABLE


Long-term debt consists of:

                                        July 3, 1999     June 27, 1998
                                       --------------   --------------
 Senior notes (9.625%), with
   interest payable
   semiannually ....................   $150,000,000     $150,000,000
 Revolving Credit Facility
   (6.93% at July 3, 1999),
   with interest payable
   monthly or semiannually .........                      26,635,000
 Industrial Revenue Bond
   payable monthly, through
   2001 at 80% of a bank's
   base rate .......................        339,000          578,000
 Note to a bank payable
   monthly with interest at
   prime Plus 1% ...................      6,415,000        6,712,000
 Other .............................        114,000          220,000
                                       ------------     ------------
                                        156,868,000      184,145,000
 Less current portion ..............      6,710,000          610,000
                                       ------------     ------------
                                       $150,158,000     $183,535,000
                                       ============     ============

On August 25, 1997 a subsidiary of the Company, Delta Mills, Inc., "DMI" issued $150 million of unsecured ten-year senior notes, and obtained a secured five-year $100 million revolving line of credit. The $100 million revolving line of credit is backed by certain accounts receivable and inventory of DMI with a carrying value of $129 million at July 3, 1999.


In May 1998, the Company obtained a short-term $30 million revolving credit facility (subject to borrowing base limitations) which is due in December of 1999. This credit facility is backed by certain accounts receivable and inventory of Delta Apparel and Duck Head Apparel with a carrying value of $79 million at July 3, 1999. This credit facility carries an interest rate that is two percentage points above the London Interbank Borrowing Rate.


Loan covenants in the senior notes and the DMI revolving credit facility limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company. On July 3, 1999 approximately $99 million was available under the DMI revolving credit agreement, and approximately $25 million was available under the separate short-term $30 million line of credit. The credit facilities and the senior notes also contain other restrictive covenants which include required minimum tangible net worth and certain other required minimum financial ratios. The agreements also restrict additional indebtedness, dividends and capital expenditures. At July 3, 1999, the net assets of the Company include net assets of the wholly owned subsidiary DMI of approximately $50 million which are subject to the restrictions described above.


Total interest expense incurred by the Company was $19,929,000, $23,395,000 and $23,656,000 in fiscal years 1999, 1998 and 1997, respectively, of which $302,000 was capitalized in fiscal year 1997. Total interest paid during fiscal years 1999, 1998 and 1997 was $18,021,000, $ 21,568,000, and $17,546,000,
respectively.


During fiscal year 1997, the Company acquired certain machinery and equipment under non-cancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provide for total lease payments of $14 million over a period of five years.


Rent expense relating to all operating leases of the Company was approximately $6,820,000, $7,471,000, $7,179,000 for fiscal 1999, 1998 and 1997, respectively.


The carrying value of the Company's revolving credit agreements approximate fair value since the rates are tied to floating rates. At July 3, 1999 the carrying value of the senior notes was $150,000,000 and the fair value, based on quoted market prices was $142,500,000.


Aggregate principal maturities of all long-term debt and minimum payments under operating leases are as follows:



                           Long-term        Operating
Fiscal Year                   Debt            Leases
---------------------   ---------------   -------------
2000 ................   $  6,710,000      $ 6,092,000
2001 ................        144,000        4,839,000
2002 ................         14,000        2,995,000
2003 ................                         722,000
Later years .........    150,000,000          754,000
                        ------------      -----------
                        $156,868,000      $15,402,000
                        ============      ===========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE E -- SHAREHOLDERS' EQUITY


The Stock Option Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Plan gives the Company the right to grant options for up to 800,000 shares of Common Stock to employees. Prior to the fiscal 1996 and 1998 amendments, the Company could grant options for up to 300,000 and 600,000 shares, respectively. Transactions under the Stock Option Plan are as follows:

                                       Prices         Outstanding     Exercisable
                                  ----------------   -------------   ------------
June 29, 1996 .................  $3.06-$9.94            327,300       41,875
  Granted .....................   2.50- 3.56             49,000
  Became exercisable ..........   3.38- 7.68                          25,750
  Exercised ...................   3.38- 5.88             (4,669)      (4,669)
  Canceled ....................   3.38- 9.94            (30,125)     (12,000)
                                                        -------      -------
June 28, 1997 .................   2.50- 7.68            341,506       50,956
  Granted .....................   2.22- 3.38            148,000
  Became exercisable ..........   2.50- 5.88                         128,340
  Exercised ...................   2.50- 3.38            (11,375)     (11,375)
  Canceled ....................   3.06- 7.68            (20,750)     (16,625)
                                                        -------      -------
June 27, 1998 .................   2.22- 5.88            457,381      151,296
  Granted .....................   2.47- 2.50             55,500
  Became exercisable ..........   2.44- 5.88                         117,604
  Exercised ...................   2.91- 5.88            (56,751)     (56,751)
  Canceled ....................   2.22- 5.13            (38,187)        (250)
                                                        -------      -------
July 3, 1999 ..................   2.44- 5.88            417,943      211,899
                                                        =======      =======

The weighted average exercise price for all options outstanding was $3.20 per share at July 3, 1999. These options expire on various dates beginning August 1999 and ending in August 2003. The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $308,000, $223,000, and $223,000 during fiscal 1999, 1998 and 1997, respectively. Options available for grant at July 3, 1999, June 27, 1998 and June 28, 1997 and were 127,887, 221,700, and 72,450, respectively.

The Incentive Stock Award Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996 and fiscal 1998. The Plan gives the Company the right to grant awards for up to 1,100,000 shares of Common Stock to employees. Prior to the fiscal 1996 and 1998 amendments, the Company could grant awards for up to 300,000 and 800,000 shares, respectively.

Under the Incentive Stock Award Plan awards are granted for the right to purchase shares for $.01 per share. Awards were granted to purchase up to 2,950, 36,791, and 282,481 during fiscal 1999, 1998 and 1997, respectively. During fiscal 1999, rights to purchase 24,833 shares were cancelled. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $977,000, $775,000 and $612,000 for the fiscal years 1999, 1998 and 1997, respectively. Shares available for grant at July 3, 1999 were 180,002.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If compensation cost for the Company's two stock plans, described above, had been determined based on the provisions of SFAS No. 123, net income would have been approximately the same as that reported by the Company.

On September 15, 1998, the Company announced a plan to repurchase, from time to time, up to 2.5 million shares of the Company's outstanding stock at prices and at times in the discretion of the Company's top management. Through July 3, 1999, the Company had purchased for retirement approximately one million shares of its common stock at a total cost of about $4.5 million.

The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.

--------------------------------------------------------------------------------
NOTE F -- INCOME TAXES


For fiscal 1999, the Company had a regular tax loss of $11 million and an alternative minimum tax (AMT) tax loss of $12 million. At July 3, 1999, the Company had regular tax loss carry-forwards of $66 million for federal purposes and $157 million for state purposes. Of the federal loss carry-forward, $9.2 million resulted from the 1988 acquisition of Stanwood Corporation and will expire in years 2002 and 2003.

The Company's gross deferred tax assets are reduced by a valuation allowance to net deferred tax assets considered by management to be more likely than not realizable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The valuation allowance increased $8,744,000 during fiscal 1999.

--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                    1999               1998
                                              ----------------   ----------------
Assets
Net operating loss
   Carry-forward ..........................   $32,223,000        $26,478,000
Inventory .................................     6,625,000          3,907,000
Restructuring reserves ....................       676,000          5,491,000
Tax credit carry-forward ..................     3,738,000          3,738,000
Deferred compensation .....................     3,027,000          3,009,000
Health claims .............................     2,521,000          2,388,000
Accrued bonuses & vacation ................       533,000            535,000
Stock compensation accruals ...............       802,000            743,000
Workers' compensation .....................       239,000            293,000
Other .....................................     2,248,000          1,338,000
                                              -----------        -----------
Deferred tax assets .......................    52,632,000         47,920,000
Valuation allowance .......................   (34,640,000)       (25,896,000)
                                              -----------        -----------
Net deferred tax assets ...................    17,992,000         22,024,000
Liabilities
Depreciation ..............................    17,616,000         20,041,000
Inventory -- LIFO basis
   difference .............................     2,109,000          2,855,000
Intangibles ...............................                          857,000
Accounts receivable
   write-down .............................       329,000          1,017,000
Other .....................................        47,000            109,000
                                              -----------        -----------
Deferred tax liabilities ..................    20,101,000         24,879,000
                                              -----------        -----------
     Net deferred tax liabilities .........   $ 2,109,000        $ 2,855,000
                                              ===========        ===========

Significant components of the provision for income taxes are as follows:

                                        1999              1998               1997
                                  ---------------   ----------------   ----------------
Current:
   Federal income
     taxes ....................   $  265,000        $   120,000        $   560,000
   State income taxes .........    1,735,000            470,000          2,240,000
                                  ----------        -----------        -----------
     Total current ............    2,000,000            590,000          2,800,000
Deferred:
   Federal income taxes              730,000            253,000          5,550,000
   State income taxes
     (benefits) ...............   (1,905,000)            41,000            906,000
                                  ----------        -----------        -----------
     Total deferred ...........   (1,175,000)           294,000          6,456,000
Total provision for
   continuing
   operations .................   $  825,000        $   884,000        $ 9,256,000
                                  ----------        -----------        -----------
The total provision for
   income taxes
   related to:
   Discontinued
     Operations ...............   $ (460,000)       $(1,557,000)       $(7,286,000)
                                  ----------        -----------        -----------
Total provision for
   income taxes ...............   $  365,000        $  (673,000)       $ 1,970,000
                                  ==========        ===========        ===========

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rates for continuing and discontinued operations is as follows:


                                     1999                1998               1997
                              -----------------   -----------------   ---------------
Income tax expense
  (benefit) at
  statutory rates .........   $(13,664,000)       $(15,574,000)       $3,276,000
State taxes, net of
  federal benefit .........        374,000             189,000           655,000
Amortization of
  excess of cost over
  assigned value of
  net assets acquired            5,900,000           2,799,000           291,000
Foreign subsidiary
  loss ....................        358,000             175,000           341,000
Valuation allowance
  adjustments .............      8,744,000          11,983,000        (1,268,000)
Other .....................     (1,347,000)           (245,000)       (1,325,000)
                              ------------        ------------        ----------
                              $    365,000        $   (673,000)       $1,970,000
                              ============        ============        ==========

The Company made no estimated income tax payments for fiscal 1999, 1998 or 1997. The carry-back of net operating losses for fiscal 1997 resulted in a tax refund of $2.2 million in fiscal 1998. A tax refund of $600 thousand was received in fiscal 1999 as a result of a federal examination of previous tax years.

--------------------------------------------------------------------------------
NOTE G -- OPERATIONS BY INDUSTRY SEGMENT


Industry segment information for the Company presented on page 8 of this Annual Report is an integral part of these financial statements.

--------------------------------------------------------------------------------
NOTE H -- DISCONTINUED OPERATIONS AND RESTRUCTURING AND IMPAIRMENT CHARGES


DISCONTINUED OPERATIONS

As a result of the history of operating losses at Stevcoknit Fabrics' knitting and knit finishing plants, and at the Nautilus International fitness equipment business, the Company made the decision on March 3, 1998 to close its Stevcoknit Fabrics division and to sell its Nautilus International division (fitness equipment). Accordingly, operating results for those segments have been reclassified and reported as discontinued operations.

In connection with the decision to discontinue these businesses, the Company, in fiscal 1998, recognized an estimated loss on disposal of discontinued operations of $37 million including a provision of $8.0 million for

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losses during the phase-out period and an income tax benefit of $1.2 million. In fiscal 1999, the Company increased the estimate of the after-tax cost to discontinue these businesses and recognized after tax charges of $4.4 million and $3.5 million during the first and second quarters of fiscal year 1999, respectively, and decreased the estimate by $1.6 million in the third quarter of fiscal 1999. In the fourth quarter of fiscal 1999, the company adjusted the estimated tax impact of these disposals, resulting in a $.7 million charge. Proceeds from the liquidation of these divisions have been used to reduce indebtedness and to make capital expenditures.

The assets of discontinued businesses at July 3, 1999 and June 27, 1998, are as follows:


                                        July 3, 1999     June 27, 1998
                                       --------------   --------------
Accounts Receivable ................   $  763,000       $19,450,000
Inventory ..........................                      6,104,000
Other current assets ...............       17,000           243,000
                                       ----------       -----------
  Total current assets .............   $  780,000       $25,797,000
                                       ==========       ===========
Property, plant and equipment
  net of accumulated
  depreciation .....................                    $11,535,000
Other Assets .......................      322,000        10,788,000
                                       ----------       -----------
  Total Non-current Assets .........      322,000        22,323,000
                                       ----------       -----------
     Total Assets ..................   $1,102,000       $48,120,000
                                       ==========       ===========

Summarized results of operations for discontinued businesses are as follows:


                           July 3, 1999   June 27, 1998    June 28, 1997
                          -------------- --------------- ----------------
Net Sales ...............  $11,792,000   $109,452,000     $ 121,540,000
Costs and expenses
   net of charges to
   reserve ..............   11,792,000   119,090,000        136,221,000
                           -----------   ------------     -------------
(Loss) before
   income taxes .........            0    (9,638,000)       (14,681,000)
Income tax expense
   (benefit) ............                   (313,000)        (7,286,000)
                           -----------   ------------     -------------
(Loss) from
   operation of
   discontinued
   businesses ...........  $         0   $(9,325,000)     $  (7,395,000)
                           ===========   ============     =============

RESTRUCTURING AND IMPAIRMENT CHARGES

During fiscal 1999, the Company recognized the impairment of the excess of cost over assigned value of net assets acquired in the Duck Head Apparel division by charging pretax income for $12.6 million. The Company also took an impairment charge to write down certain real property in the Delta Apparel division.

During fiscal 1998, the Company recognized the impairment of the excess of cost over assigned value of net assets acquired in the Delta Apparel division by charging pretax income for $7.5 million. The Company also took a restructuring charge related to the closure of two sewing plants in Costa Rica and certain retail outlet stores in its Duck Head Apparel division.

--------------------------------------------------------------------------------
NOTE I -- EMPLOYEE BENEFIT PLANS


On September 27, 1997 the Delta Woodside Industries Employee Retirement Plan merged into the Delta Woodside Employee Savings and Investment Plan (401(k)). Future contributions to the 401(k) plan in lieu of a contribution to the Retirement Plan will be made in cash and not in stock. In the 401(k) plan employees may elect to convert Delta Woodside Industries stock to other funds, but may not increase the amount of stock in their account. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualified as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. Contributions of $328,000 and $400,000 were allocated to participants in fiscal 1998 and fiscal 1997, respectively. During fiscal 1999, 1998 and 1997, the Company contributed $736,000, $615,000 and $648,000, respectively, to the 401(k) plan to match employee contributions. In addition to the matching contributions, the Company also made a discretionary contribution of $434,000 to the 401(k) plan in fiscal 1999.

The Company also maintains a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.

The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of July 3, 1999 and June 27, 1998, the total liability amounted to $7,862,000 and $7,204,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.

--------------------------------------------------------------------------------
NOTE J -- AFFILIATED PARTY TRANSACTIONS


The Company leases its corporate office space from a corporation whose stock is owned one-half each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Under the leases, the Company made payments of approximately $169,000, $248,000 and $254,000 for the 1999, 1998 and 1997 fiscal years, respectively.

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--------------------------------------------------------------------------------
NOTE K -- COMMITMENTS AND CONTINGENCIES


The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At July 3, 1999 minimum payments under these contracts with non-cancelable contract terms were $42 million.

During fiscal 2000, the Company plans to spend approximately $12 million for capital improvements and to maintain its existing facilities.

The Company's previously owned Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to three hazardous waste sites in North Carolina, South Carolina and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.

At the North Carolina site, the Selling Corporations is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of the liabilities at either of these sites will be immaterial. At the Mississippi site, the PRP group has completed the surface removal action and is investigating soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, latest estimates of costs to clean up the site range up to $4 million. Trichlomethane, one of the substances delivered by the Selling Corporation to the site, has been found in the site's groundwater and at nearby residential drinking water wells.

Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation.

Two of Delta Mills Marketing Company's South Carolina plants, the Delta 2 and 3 finishing plants, have been unable to comply with certain toxicity and other permit-related limits contained in a National Pollutant Discharge Elimination System ("NPDES") permit held by the Company. Additionally, high nitrate levels have been observed at the spray field for these plants. To attempt to achieve compliance with the non-toxicity NPDES permit limits, the Company completed certain upgrades in October 1998 at a cost of approximately $2.3 million. Since then, the Company has had two non-toxicity permit violations resulting in the payment of a de minimis penalty. The Company believes that it will be able to comply with the non-toxicity permit limits. The Company is working with the appropriate state agency to address the toxicity and nitrate issues. Although there is no assurance that the Company will be successful, and it could face additional administrative penalties if it is not, the Company does not currently believe these matters will have a material adverse impact on the Company.

The Company is currently assessing groundwater contamination at its discontinued Greensboro, North Carolina plant. The Company believes, however, that the source of the contamination was removed several years ago by the prior owner and the Company currently has no plans to remediate any groundwater contamination. Although no assurance can be provided, the Company does not currently believe that this matter will have a material adverse impact on the Company.

From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.

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--------------------------------------------------------------------------------
NOTE L -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended July 3, 1999 and June 27, 1998.


                                                         1999 Quarter Ended
                                      -----------------------------------------------------
                                       September 26   December 26    March 27      July 3
                                      -------------- ------------- ------------ -----------
(In thousands, except per share data)
Net sales ...........................   $ 130,622      $113,760    $109,507     $139,138
Gross profit ........................      28,351        19,998     15,329        8,586
Income (loss) from continuing
 operations .........................       8,049           629     (4,329)     (36,838)
Net income (loss) ...................       3,655        (2,840)    (2,711)     (37,499)
Earnings (loss) from continuing
 operations per share of
 Common Stock .......................         0.33          0.03     (0.18)       (1.55)
Earnings (loss) per share of
 Common Stock .......................         0.15        (0.12)     (0.11)       (1.58)



                                                         1998 Quarter Ended
                                      -------------------------------------------------------
                                       September 27   December 27    March 28      June 27
                                      -------------- ------------- ------------ -------------
(In thousands, except per share data)
Net sales ...........................   $ 139,142      $124,927    $121,516       $ 149,875
Gross profit ........................      25,217        21,667     23,915           25,361
Income (loss) from continuing
 operations .........................       3,418         1,701     (4,273)           1,770
Net income (loss) ...................         666          (570)   (45,617)           1,770
Earnings (loss) from continuing
 operations per share of
 Common Stock .......................         0.14          0.07     (0.17)             0.07
Earnings (loss) per share of
 Common Stock .......................         0.03        (0.02)     (1.86)             0.07


During the fourth quarter of fiscal 1999, the Company recognized impairment of the excess of cost over assigned value of net assets acquired in the Duck Head Apparel division and of certain real property in the Delta Apparel Division, resulting in pretax charges totaling $14 million. In the same quarter, the Duck Head Apparel division also took pretax charges of $14.7 million resulting from reducing the estimated useful lives of certain categories of assets to more closely reflect current industry standards, increasing inventory reserves due to poor sales levels, writing off store fixtures at former customers' premises, and reducing production capacity to more closely match reduced sales levels. Also in the fourth quarter, the Delta Apparel division took pretax charges of $3.1 million to increase reserves on certain discontinued and slow moving inventory categories, and to increase accounts receivable reserves.

During the third quarter of fiscal 1999, the Company recorded a $2.6 million pre-tax charge to adjust the carrying value of certain plant assets.

The quarterly impact of discontinued operations is discussed in Note H above.

During the fourth quarter of fiscal 1998, the Company made certain adjustments resulting from changes in estimates of inventory losses that were material to the results of operations. These changes resulted in a reduction in net income of $1.7 million for the fourth quarter of fiscal 1998.

During the third quarter of fiscal 1998, the Company recognized restructuring and impairment charges of $37 million in connection with discontinued operations described in Note H. In addition, the Company recognized impairment of cost over assigned value of net assets in the Delta Apparel division by charging pre-tax income for $7.5 million. In the same quarter, the Company also recognized pre-tax restructuring charges of $1.6 million primarily related to closure of certain facilities at Duck Head Apparel.

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Corporate Directory

Operating Companies of
Delta Woodside Industries, Inc.


         Delta Mills Marketing Company
               P.O. Box 6126, Station B
               100 Augusta Street
               Greenville, SC 29606


         Duck Head Apparel Company

               P.O. Box 688
               1020 Barrow Industrial Parkway
               Winder, GA 30680-0688


         Delta Apparel Company

               3355 Breckinridge Boulevard
               Suite 100
               Duluth, GA 30136


Corporate Officers

     E. Erwin Maddrey, II
     President and Chief Executive Officer


     Jane H. Greer
     Vice President and Secretary


     Robert W. Humphreys
     Vice President and Assistant Secretary


     Brenda L. Jones
     Assistant Secretary

Board of Directors

     * C. C. Guy**
       Retired businessman


       William F. Garrett
        President
        Delta Mills Marketing Company


     * Dr. James F. Kane**
       Dean Emeritus, College of Business
       University of South Carolina


     * Dr. Max Lennon**
       President
       Mars Hill College


       E. Erwin Maddrey, II
        President and
        Chief Executive Officer
        Delta Woodside Industries, Inc.


       Buck A. Mickel**
        Vice President and Director
        Micco Corporation
        (Real estate and business investments)


       Bettis C. Rainsford
        President
        The Rainsford Development Corporation
        (General business development activities)

         * Member Audit Committee
        ** Member Compensation Committee


Form 10-K

Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1999 including financial statements and schedules, but excluding exhibits. Requests should be directed to:

Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Suite 200, Greenville, South Carolina 29601.

Annual Meeting

The Annual Meeting of Shareholders of Delta Woodside Industries, Inc. will be held on Thursday, November 4, 1999, at 10:30 a.m., at the Hyatt Regency Hotel, 220 North Main Street, Greenville, South Carolina.

                        Delta Woodside Industries, Inc.
                               233 N. Main Street
                                   Suite 200
                              Greenville, SC 29601
                                 (864) 232-8301